Exhibit 99.1

Fanhua Reports Third Quarter 2020 Unaudited Financial Results

GUANGZHOU, China, November 24, 2020, Eastern Standard Time, (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 20201.

Financial Highlights for the Third quarter of 2020:

(In thousands, except per ADS)	2019Q3 （RMB）	2020Q3 (RMB)	2020Q3 (US$)	Change %
Total net revenues	823,351	812,003	119,595	(1.4)
Operating income	151,447	73,326	10,800	(51.6)
Non-GAAP operating income[2]	111,623	72,736	10,713	(34.8)
Net income attributable to the Company’s shareholders	168,332	75,322	11,094	(55.3)
Non-GAAP net income attributable to the Company’s shareholders[3]	128,508	74,732	11,007	(41.8)
Diluted net income per ADS	3.12	1.40	0.21	(55.1)
Non-GAAP diluted net income per ADS[4]	2.38	1.39	0.20	(41.6)
Cash, cash equivalents and short- term investments (As of September 30, 2019 and 2020)	1,760,966	1,700,472	250,453	(3.4)

Commenting on the third quarter results, Mr. Chunlin Wang, chairman and chief executive officer said, “In the third quarter of 2020, our life insurance gross written premiums achieved RMB2.4 billion, with a year-on-year increase of 15.5%, outpacing the industry growth rate of 9.2%. During the same period, first year premiums reached RMB582.7 million and annualized premiums equivalent5 were RMB333.5 million while renewal premiums exceeded RMB1.8 billion. The decline in new policies written is mainly attributable to the ongoing impact from the pandemic, the industry-wide downward pressure and slower recruitment in new agents, which partially offset the increase in renewal premiums.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the effective noon buying rate as of September 30, 2020 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

[2]	Non-GAAP operating income is defined as operating income before share-based compensation expenses.

[3]	Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before share-based compensation expenses.

[4]	Non-GAAP diluted net income per ADS is defined as net income attributable to the Company’s shareholders before share-based compensation expenses divided by total weighted average number of diluted ADS outstanding of the Company during the period.

5	Annualized premiums equivalent is a measure used by the Company to compare annual premiums received from life insurance policies with differing tenures by normalizing annual premiums into the equivalent annual premium of a policy with a tenure of 20 years.

“In recent years, we’ve seen a gradual transformation in the Chinese insurance industry, catalyzed by the sweeping impact of digital technology, a trend that has been further accelerated by the pandemic. In order to lead Fanhua into the post Covid-19 era, we have adopted a strategy of ‘a professional sales force, digital capability and open platform’. We believe that this strategy will enable Fanhua to strengthen its position as a market leader in the professional intermediary industry. The Company plans to upgrade its sales organization by selecting and developing high-caliber, productive and professional insurance advisor teams in economically developed cities in China. We also intend to build an integrated digital platform utilizing artificial intelligence, big data and cloud computing, enabling us to optimize the use of data to provide the most appropriate products for existing and potential customers and increase agent productivity. Finally, we will build an open platform to facilitate a closer cooperation with various third parties who can monetize their existing customer resources and to strengthen our value proposition to the market.

“While the immediate future remains challenging for the industry, we anticipate year-on-year growth in the first quarter next year and significant incremental contribution from the strategy to our results in the second half of 2021. We are confident in our ability to retain the Company’s position as a leader in the professional insurance intermediary sector over the long run.”

Financial Results for the Third quarter of 2020

Total net revenues were RMB812.0 million (US$119.6 million) for the third quarter of 2020, representing a decrease of 1.4% from RMB823.4 million for the corresponding period in 2019.

●	Net revenues for the life insurance business were RMB652.4 million (US$96.1 million) for the third quarter of 2020, representing a decrease of 6.3% from RMB696.0 million for the corresponding period in 2019. The decrease was mainly due to the 13.6% year-over-year decline in first year commission from RMB502.1 million in the third quarter of 2019 to RMB433.6 million in the third quarter of 2020, offset by 12.8% year-over-year growth in renewal commissions from RMB193.9 million in the third quarter of 2019 to RMB218.8 million in the third quarter of 2020 as a result of the accumulation of renewal business and high persistency ratio. Revenues generated from our life insurance business accounted for 80.3% of our total net revenues in the third quarter of 2020.

●	Net revenues for the P&C insurance business were RMB39.2 million (US$5.8 million) for the third quarter of 2020, representing an increase of 20.2% from RMB32.6 million for the corresponding period in 2019. Revenues for the P&C insurance business, mainly derived from commissions generated from Baowang (www.baoxian.com), increased primarily due to a higher proportion of higher-commission insurance products. Revenues generated from the P&C insurance business accounted for 4.8% of our total net revenues in the third quarter of 2020.

●	Net revenues for the claims adjusting business were RMB120.4 million (US$17.7 million) for the third quarter of 2020, representing an increase of 27.0% from RMB94.8 million for the corresponding period in 2019. The increase was mainly due to growth in our medical insurance-related claims adjusting business. Revenues generated from the claims adjusting business accounted for 14.9% of our total net revenues in the third quarter of 2020.

Total operating costs and expenses were RMB738.7 million (US$108.8 million) for the third quarter of 2020, representing an increase of 9.9% from RMB671.9 million for the corresponding period in 2019.

●	Commission costs were RMB541.4 million (US$79.7 million) for the third quarter of 2020, representing an increase of 2.0% from RMB530.8 million for the corresponding period in 2019.

◆	Costs of the life insurance business were RMB447.6 million (US$65.9 million) for the third quarter of 2020, representing a decrease of 0.3% from RMB449.0 million for the corresponding period in 2019. The decrease reflects lower first year premiums. Costs incurred by the life insurance business accounted for 82.7% of our total commission costs in the third quarter of 2020.

◆	Costs of the P&C insurance business were RMB24.9 million (US$3.7 million) for the third quarter of 2020, representing an increase of 10.2% from RMB22.6 million for the corresponding period in 2019, in line with our increased revenue and favorable product mix. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). Costs incurred by the P&C insurance business accounted for 4.6% of our total commission costs in the third quarter of 2020.

◆	Costs of claims adjusting business were RMB68.9 million (US$10.1 million) for the third quarter of 2020, representing an increase of 16.6% from RMB59.1 million for the corresponding period in 2019, corresponding to the increase in the medical insurance-related claims adjusting business. Costs incurred by the claims adjusting business accounted for 12.7% of our total commission costs in the third quarter of 2020.

●	Selling expenses were RMB78.5 million (US$11.6 million) for the third quarter of 2020, representing an increase of 99.7% from RMB39.3 million for the corresponding period in 2019. Excluding the benefit of a fair value adjustment of RMB28.4 million which reflected the lower share-based compensation expenses related to the Company’s 521 Plan in the third quarter of 2019, adjusted selling expenses which excluded share-based compensation expenses in the third quarter of 2020 increased by 16.4% from RMB67.7 million for the corresponding period of 2019 to RMB78.9 million (US$11.6 million) due to increased sales events related to our claims adjusting segment.

●	General and administrative expenses were RMB118.9 million (US$17.5 million) for the third quarter of 2020, representing an increase of 16.8% from RMB101.8 million for the corresponding period in 2019. Excluding the benefit of a fair value adjustment of RMB11.4 million which reflected the lower share-based compensation expenses related to the Company’s 521 Plan in the third quarter of 2019, adjusted general and administrative expenses which excluded share-based compensation expenses in the third quarter of 2020 increased by 5.1% from RMB113.2 million in the corresponding period in 2019 to RMB119.0 million (US$17.5 million) due to an increase in operating lease expenses.

As a result of the preceding factors, we had an operating income of RMB73.3 million (US$10.8 million) for the third quarter of 2020, representing a decrease of 51.6% from RMB151.4 million for the corresponding period in 2019.

Non-GAAP operating income2, which excludes share-based compensation expenses, was RMB72.7 million (US$10.7 million) for the third quarter of 2020, representing a decrease of 34.8% from RMB111.6 million for the corresponding period in 2019.

Operating margin was 9.0% for the third quarter of 2020, compared to 18.4% for the corresponding period in 2019.

Non-GAAP operating margin6 was 9.0% for the third quarter of 2020, compared to 13.6% for the corresponding period in 2019.

Investment income was RMB12.9 million (US$1.9 million) for the third quarter of 2020, representing a decrease of 23.2% from RMB16.8 million for the corresponding period in 2019. The investment income in the third quarter of 2020 consisted of yields from short-term investments in financial products. Our investment income fluctuates from quarter to quarter because investment income is recognized when investments matured or disposed.

Interest income was RMB3.2 million (US$0.5 million) for the third quarter of 2020, representing an increase of 433.3% from RMB0.6 million for the corresponding period in 2019.

Income tax expense was RMB21.3 million (US$3.1 million) for the third quarter of 2020, representing a decrease of 29.5% from RMB30.2 million for the corresponding period in 2019. The effective tax rate for the third quarter of 2020 was 22.9% compared with 18.0% for the corresponding period in 2019.

Share of income of affiliates was RMB9.3 million (US$1.4 million) for the third quarter of 2020, representing a decrease of 71.5% from RMB32.6 million for the corresponding period in 2019, mainly attributable to the decrease in income from CNFinance Holdings Limited.

Net income was RMB80.8 million (US$11.9 million) for the third quarter of 2020, representing a decrease of 52.5% from RMB170.2 million for the corresponding period in 2019.

[6]	Non-GAAP operating margin is defined as Non-GAAP operating income as a percentage of net revenue.

Net income attributable to the Company’s shareholders was RMB75.3 million (US$11.1 million) for the third quarter of 2020, representing a decrease of 55.3% from RMB168.3 million for the corresponding period in 2019.

Non-GAAP net income attributable to the Company’s shareholders3 was RMB74.7 million (US$11.0 million) for the third quarter of 2020, representing a decrease of 41.8% from RMB128.5 million for the corresponding period in 2019.

Net margin was 9.3% for the third quarter of 2020 as compared to 20.4% for the corresponding period in 2019.

Non-GAAP net margin7 was 9.2% for the third quarter of 2020, compared to 15.6% for the corresponding period in 2019.

Basic and diluted net income per ADS were RMB1.40 (US$0.21) and RMB1.40 (US$0.21) for the third quarter of 2020, respectively, representing decreases of 55.1% and 55.1% from RMB3.12 and RMB3.12 for the corresponding period in 2019.

Non-GAAP basic8 and diluted net income per ADS4 were RMB1.39 (US$0.20) and RMB1.39 (US$0.20) for the third quarter of 2020, respectively, representing decreases of 41.8% and 41.6% from RMB2.39 and RMB2.38 for the corresponding period in 2019.

As of September 30, 2020, the Company had RMB1,700.5 million (US$250.5 million) in cash, cash equivalents and short-term investments.

Key Operational Metrics for Fanhua’s Online Initiatives in the Third Quarter of 2020:

●	Lan Zhanggui - Our one-stop insurance service platform:

➢	The number of active users of Lan Zhanggui[9] was 45,635 in the third quarter of 2020, as compared to 50,248 in the corresponding period of 2019. The number of active users of Lan Zhanggui who have sold at least one life insurance policy was 27,908 in the third quarter of 2020, as compared to 42,051 in the corresponding period of 2019;

➢	Insurance premiums generated through Lan Zhanggui were RMB693.2 million (US$102.1 million) in the third quarter of 2020, among which life insurance premiums was RMB552.3 million (US$81.3 million) and non-life insurance premiums were RMB140.9 million (US$20.8 million), respectively, as compared to RMB684.4 million total insurance premiums generated through Lan Zhanggui which included RMB665.8 million life insurance premiums and RMB18.6 million non-life insurance premiums in the corresponding period of 2019.

[7]	Non-GAAP net margin is defined as non-GAAP net income attributable to shareholders as a percentage of net revenue.

[8]	Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADS outstanding of the Company during the period.

[9]	Active users of Lan Zhanggui included users who sold at least one insurance policy through Lan Zhanggui (through either its mobile application or WeChat public account) during the specific period.

●	eHuzhu - Our online mutual aid platform:

➢	The number of paying members was 3.0 million as of September 30, 2020, as compared to 3.4 million as of September 30, 2019.

●	Baowang (www.baoxian.com) - Our direct-to-consumer (“DTC”) online insurance platform for Accident & Short Term Health insurance(“A&H”), travel and homeowner insurance:

➢	The number of active customer accounts[10] was 93,374 in the third quarter of 2020, representing a decrease of 41.0% from 158,275 in the corresponding period of 2019;

➢	Insurance premiums generated on Baoxian.com was RMB81.7 million (US$12.0 million) in the third quarter of 2020 as compared to RMB86.6 million in the corresponding period of 2019.

Recent Developments

●	Given the impact of Covid-19 and the recent evolving dynamics of the insurance industry, the Company estimated that it is not probable that the participants can achieve the performance condition of the 521 Plan for 2020. Accordingly, the Company plans to terminate the 521 Plan. This will include returning the subscribed shares by the Participants to the Company, refunding the share rights deposits amounting RMB260.3 million received by the Company back to the Participants, and terminating the Participants' obligation to repay the Company the non-recourse loan principal and interest by the end of 2020. The returned shares will be cancelled subsequently.

●	On October 16, 2020, Fanhua Insurance Sales Service Group Company Limited was awarded the "Value Star of Insurance Intermediary Brand of the Year 2020" by Insurance Today, a prestigious online insurance trade media. The award was selected by a panel of experts and online and offline media, aiming at researching the industry from various dimensions of insurance companies, insurance intermediaries, insurance products and services and third-party technology support.

●	As of September 30, 2020, Fanhua had 424,510 sales agents and 1,615 professional claims adjusters, compared with 658,145 sales agents and 1,319 claims adjusters as of September 30, 2019. The number of performing agents[11] in the third quarter of 2020 was 95,101, including approximately 28,135 selling life insurance products, , compared with 111,486 performing agents as of September 30, 2019, including 43,470 selling life insurance products. As of September 30, 2020, Fanhua’s distribution network consisted of 764 sales outlets in 22 provinces and 121 services outlets in 31 provinces, compared with 755 sales outlets in 22 provinces and 144 service outlets in 31 provinces as of September 30, 2019.

[1][0]	Active customer accounts are defined as customer accounts that made at least one purchase directly throughwww.baoxian.com, its mobile application, or WeChat public account during the specified period.

[1][1]	Performing agents are defined as agents who have sold at least one insurance policy during the specified period.

Business Outlook

Fanhua expects its operating income to be no less than RMB50 million for the fourth quarter of 2020. This forecast is based on the current market conditions and reflects Fanhua’s preliminary estimate, which is subject to change caused by various uncertainties, including those related to the COVID-19 pandemic.

Conference Call

The Company will host a conference call to discuss its third quarter 2020 financial results as per the following details.

Time: 8:00 PM Eastern Daylight Time on November 24, 2020 or 9:00 AM Beijing/Hong Kong Time on November 25, 2020

Due to the outbreak of COVID-19, operator-assisted conference calls are not available at the moment. Please pre-register online in advance to join the conference call by navigating to the link provided below and dial-in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

Conference Call Preregistration: http://apac.directeventreg.com/registration/event/3674096

Additionally, a live and archived webcast of the conference call will be available at Fanhua’s investor relations website https://edge.media-server.com/mmc/p/2enqmuag

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2020, our distribution and service network is consisted of 764 sales outlets in 22 provinces and 121 services outlets in 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non- GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides adjusted selling expenses, adjusted general and administrative expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to the Company’s shareholders, non-GAAP net margin and non-GAAP basic and diluted net income per ADS, all of which are non-GAAP financial measures. Adjusted selling expenses are defined as selling expense before share-based compensation expenses related to shares owned by sales team leaders under the Company’s 521 Plan. Adjusted general and administrative expenses are defined as general and administrative expense before share-based compensation expenses related to shares owned by employees under the Company’s 521 Plan. Non-GAAP operating income is defined as operating income before share-based compensation expenses associated with the Company’s 521 Plan. Non-GAAP operating margin is defined as Non-GAAP operating income as a percentage of net revenue. Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before share-based compensation expenses associated with the Company’s 521 Plan. Non-GAAP net margin is a non-GAAP measure that is defined as Non-GAAP net income attributable to the Company's shareholders as a percentage of net revenue. Non-GAAP basic net income per ADS is a non-GAAP measure and is defined as net income attributable to the Company’s shareholders before share-based compensation expenses associated with the Company’s 521 Plan divided by total weighted average number of ADS outstanding of the Company during the period. Non-GAAP diluted net income per ADS is a non-GAAP measure and is defined as net income attributable to the Company’s shareholders before share-based compensation expenses associated with the Company’s 521 Plan divided by total weighted average number of diluted ADS outstanding of the Company during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that such measures exclude items that were significant in the third quarter of 2019.

In light of these limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2019	2020[12]	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	169,653	208,324	30,683
Restricted cash	95,952	94,593	13,932
Short term investments	1,612,351	1,492,148	219,770
Accounts receivable, net	682,171	527,369	77,673
Insurance premium receivables	5,067	530	78
Other receivables	61,570	155,053	22,837
Other current assets	54,987	42,584	6,272
Total current assets	2,681,751	2,520,601	371,245
Non-current assets:
Restricted bank deposit - non current	—	15,243	2,245
Property, plant, and equipment, net	40,806	36,374	5,357
Goodwill and intangible assets, net	110,191	109,932	16,191
Deferred tax assets	7,327	10,217	1,505
Investment in affiliates	363,414	364,146	53,633
Other non-current assets	46,917	45,567	6,711
Right of use assets	190,437	218,356	32,160
Total non-current assets	759,092	799,835	117,802
Total assets	3,440,843	3,320,436	489,047
Current liabilities:
Accounts payable	382,882	302,605	44,569
Insurance premium payables	7,901	32,454	4,780
Other payables and accrued expenses	220,290	189,931	27,974
Accrued payroll	101,664	90,873	13,385
Income tax payable	155,251	157,211	23,155
Current operating lease liability	79,986	88,933	13,098
Total current liabilities	947,974	862,007	126,961
Non-current liabilities:
Refundable share rights deposits	266,901	260,299	38,338
Other tax liabilities	70,350	67,219	9,900
Deferred tax liabilities	7,898	21,991	3,239
Non-current operating lease liability	103,252	119,140	17,547
Total non-current liabilities	448,401	468,649	69,024
Total liabilities	1,396,375	1,330,656	195,985
Ordinary shares	9,235	9,235	1,360
Treasury stock	(1,146)	(1,146)	(169)
Additional paid-in capital	393	—	—
Statutory reserves	508,739	508,739	74,929
Retained earnings	1,479,494	1,391,705	204,976
Accumulated other comprehensive loss	(65,429)	(40,262)	(5,930)
Total shareholders’ equity	1,931,286	1,868,271	275,166
Non-controlling interests	113,182	121,509	17,896
Total equity	2,044,468	1,989,780	293,062
Total liabilities and equity	3,440,843	3,320,436	489,047

12 In September 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timelier manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 adds to U.S. GAAP an impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. The Company adopted the ASU No. 2016-13 on a modified-retrospective basis, the cumulative-effect adjustment reduce opening retained earnings balance by approximately RMB7.5 million in the statement of financial position as of January 1, 2020.

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Agency	728,524	691,593	101,861	2,439,188	2,107,511	310,403
Life insurance business	695,968	652,370	96,084	2,326,746	2,006,030	295,456
P&C insurance business	32,556	39,223	5,777	112,442	101,481	14,947
Claims adjusting	94,827	120,410	17,734	254,236	308,660	45,461
Total net revenues	823,351	812,003	119,595	2,693,424	2,416,171	355,864
Operating costs and expenses:
Agency	(471,668)	(472,512)	(69,593)	(1,639,456)	(1,452,077)	(213,867)
Life insurance Business	(449,020)	(447,634)	(65,929)	(1,564,815)	(1,381,898)	(203,531)
P&C insurance Business	(22,648)	(24,878)	(3,664)	(74,641)	(70,179)	(10,336)
Claims adjusting	(59,102)	(68,851)	(10,141)	(150,461)	(179,917)	(26,499)
Total operating costs	(530,770)	(541,363)	(79,734)	(1,789,917)	(1,631,994)	(240,366)
Selling expenses	(39,309)	(78,460)	(11,556)	(200,988)	(209,859)	(30,909)
General and administrative expenses	(101,825)	(118,854)	(17,505)	(347,286)	(344,006)	(50,667)
Total operating costs and expenses	(671,904)	(738,677)	(108,795)	(2,338,191)	(2,185,859)	(321,942)
Income from operations	151,447	73,326	10,800	355,233	230,312	33,922
Other income, net:
Investment income	16,761	12,910	1,901	69,684	27,039	3,982
Interest income	620	3,196	471	2,590	11,140	1,641
Others, net	(1,028)	3,359	494	10,866	28,747	4,234
Income from operations before income taxes and share income of affiliates	167,800	92,791	13,666	438,373	297,238	43,779
Income tax expense	(30,241)	(21,286)	(3,135)	(109,969)	(69,910)	(10,297)
Share of income of affiliates	32,596	9,279	1,367	86,839	1,427	210
Net income	170,155	80,784	11,898	415,243	228,755	33,692
Less: net income attributable to noncontrolling interests	1,823	5,462	804	1,634	8,327	1,226
Net income attributable to the Company’s shareholders	168,332	75,322	11,094	413,609	220,428	32,466

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.16	0.07	0.01	0.38	0.21	0.03
Diluted	0.16	0.07	0.01	0.38	0.21	0.03

Net income per ADS:
Basic	3.12	1.40	0.21	7.53	4.11	0.60
Diluted	3.12	1.40	0.21	7.52	4.10	0.60

Shares used in calculating net income per share:

Basic	1,077,381,239	1,073,891,784	1,073,891,784	1,098,906,389	1,073,891,784	1,073,891,784
Diluted	1,077,780,976	1,074,291,392	1,074,291,392	1,099,443,163	1,074,291,409	1,074,291,409
Net income	170,155	80,784	11,898	415,243	228,755	33,692
Other comprehensive income, net of tax: Foreign currency translation adjustments	2,631	6,302	928	6,021	10,159	1,496
Share of other comprehensive gain of affiliates	1,147	(1,553)	(229)	1,270	(694)	(102)
Unrealized net gains on available-for-sale investments	3,964	3,917	577	3,964	15,702	2,313
Comprehensive income	177,897	89,450	13,174	426,498	253,922	37,399
Less: Comprehensive income attributable to the noncontrolling interests	1,823	5,462	804	1,634	8,327	1,226
Comprehensive income attributable to the Company’s shareholders	176,074	83,988	12,370	424,864	245,595	36,173

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	170,155	80,784	11,898	415,243	228,755	33,692
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(11,298)	(8,030)	(1,183)	(56,655)	(13,132)	(1,934)
Share of income of affiliates	(32,596)	(9,279)	(1,367)	(86,839)	(1,427)	(210)
Other non-cash adjustments	859	31,153	4,587	97,946	102,090	15,035
Changes in operating assets and liabilities:	993	32,625	4,806	(316,084)	(14,465)	(2,128)
Net cash generated from operating activities	128,113	127,253	18,741	53,611	301,821	44,455
Purchase of short term investments	(2,780,221)	(2,326,840)	(342,706)	(5,948,901)	(6,934,962)	(1,021,410)
Proceeds from disposal of short term investments	2,460,289	1,827,416	269,149	5,962,606	7,078,630	1,042,570
Cash paid for loan receivables to a third party	—	—	—	—	(90,000)	(13,256)
Others	1,512	(3,832)	(564)	(7,050)	(9,575)	(1,410)
Net cash (used in) generated from investing activities	(318,420)	(503,256)	(74,121)	6,655	44,093	6,494
Dividends paid	(115,078)	(91,865)	(13,530)	(321,820)	(300,695)	(44,288)
Repurchase of shares from open market	(154,325)	—	—	(484,016)	—	—
Others	(3,790)	—	—	126,982	—	—
Net cash used in financing activities	(273,193)	(91,865)	(13,530)	(678,854)	(300,695)	(44,288)
Net (decrease) increase in cash, cash equivalents and restricted cash	(463,500)	(467,868)	(68,910)	(618,588)	45,219	6,661
Cash, cash equivalents and restricted cash at beginning of period	702,064	786,737	115,874	848,166	265,605	39,119
Effect of exchange rate changes on cash and cash equivalents	13,469	(709)	(104)	22,455	7,336	1,080
Cash, cash equivalents and restricted cash at end of period	252,033	318,160	46,860	252,033	318,160	46,860

FANHUA INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For the Three Months Ended September 30
	2019			2020
	GAAP	Share-based compensation expenses	Non-GAAP	GAAP	Share-based compensation expenses	Non-GAAP	Change %
Net revenues	823,351	—	823,351	812,003		812,003	(1.4)
Selling expenses	(39,309)	28,446	(67,755)	(78,460)	421	(78,881)	16.4
General and administrative expenses	(101,825)	11,378	(113,203)	(118,854)	169	(119,023)	5.1
Income from operations	151,447	39,824	111,623	73,326	590	72,736	(34.8)
Operating margin	18.4%	—	13.6%	9%	—	9%	(33.8)
Net income attributable to the Company’s shareholders	168,332	39,824	128,508	75,322	590	74,732	(41.8)
Net margin	20.4%	—	15.6%	9.3%	—	9.2%	(41.0)
Net income per share:
Basic	0.16	—	0.12	0.07	—	0.07	(41.7)
Diluted	0.16	—	0.12	0.07	—	0.07	(41.7)
Net income per ADS:
Basic	3.12	—	2.39	1.40	—	1.39	(41.8)
Diluted	3.12	—	2.38	1.40	—	1.39	(41.6)
Shares used in calculating net income per share:
Basic	1,077,381,239	—	1,077,381,239	1,073,891,784	—	1,073,891,784	—
Diluted	1,077,780,976	—	1,077,780,976	1,074,291,392	—	1,074,291,392	—

	For the Nine Months Ended September 30
	2019			2020
	GAAP	Share-based compensation expenses	Non-GAAP	GAAP	Share-based compensation expenses	Non-GAAP	Change %
Net revenues	2,693,424	—	2,693,424	2,416,171	—	2,416,171	(10.3)
Selling expenses	(200,988)	(2,486)	(198,502)	(209,859)	281	(210,140)	5.9
General and administrative expenses	(347,286)	(994)	(346,292)	(344,006)	113	(344,119)	(0.6)
Income from operations	355,233	(3,480)	358,713	230,312	394	229,918	(35.9)
Operating margin	13.2%	—	13.3%	9.5%	—	9.5%	(28.6)
Net income attributable to the Company’s shareholders	413,609	(3,480)	417,089	220,428	394	220,034	(47.2)
Net margin	15.4%	—	15.5%	9.1%	—	9.1%	(41.3)
Net income per share:
Basic	0.38	—	0.38	0.21	—	0.20	(47.4)
Diluted	0.38	—	0.38	0.21	—	0.20	(47.4)
Net income per ADS:		—			—
Basic	7.53	—	7.59	4.11	—	4.10	(46.0)
Diluted	7.52	—	7.59	4.10	—	4.10	(46.0)
Shares used in calculating net income per share:
Basic	1,098,906,389	—	1,098,906,389	1,073,891,784	—	1,073,891,784	—
Diluted	1,099,443,163	—	1,099,443,163	1,074,291,409	—	1,074,291,409	—

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.